[LETTERHEAD OF CAHILL GORDON & REINDEL LLP]

(212) 701-3265

October 5, 2010

Re:	XOMA Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 11, 2010
Form 10-K/A filed April 30, 2010
File No. 000-14710

Dear Mr. Riedler:

On behalf of and as counsel to XOMA Ltd. (the “Company”), we are responding to your letter dated September 21, 2010 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”), filed with the Securities and Exchange Commission (the “SEC”) on March 11, 2010, and Amendment No. 1 on Form 10-K/A filed with the SEC on April 30, 2010 (the “Form 10-K/A”) (File No. 000-14710).

For your convenience, the Company’s responses below are numbered to correspond to the comments in the Comment Letter (the “Comments”).

Form 10-K for the fiscal year ended December 31, 2009

Item 1. Business, page 1

General

Comment No. 1:  We note your discussion throughout the Business section of various material license and collaboration agreements with third parties.  Please provide draft disclosure to be included in an amended Form 10-K quantifying the total potential milestone payments due under each agreement to the extent not already disclosed, a range of royalties to be paid within a ten percent range, and the duration and termination provisions of each.

Response No. 1:  Attached to this letter as Annex 1 is draft disclosure to be included in a further amendment to the Form 10-K in response to this Comment.

Signatures, page 71

Comment No. 2:  We note that your chief executive officer and chief financial officer have signed the Form 10-K on behalf of the registrant and in their own capacities, but it does not appear that the filing has not been signed by your controller or principal accounting officer in those capacities as required by Form 10-K.  Please ensure that your amendment to the Form 10-K includes the signature of the person acting in such capacity, as required by Instruction D.2(a) of Form 10-K.

Response No. 2:  The Company’s Vice President, Finance and Chief Financial Officer also acts as principal accounting officer.  Any further amendment to the Form 10-K will clarify that he is also signing in this additional capacity.

Form 10-K/A filed April 30, 2010

Compensation Components, page 5

Comment No. 3:  We note your disclosure regarding your long-term incentive program on page 5 of the filing.  Please provide draft disclosure to be included in an amended Form 10-K discussing the actual award made to each named executive officer for the 2009 fiscal year and the conclusions reached by the compensation committee in determining each award.  For instance, you note the factors considered by the committee.  Your disclosure should discuss how each factor was evaluated or measured and how the totality of the factors resulted in the award made to each named executive officer.

Response No. 3:  Attached to this letter as Annex 2 is revised disclosure, taken from the Company’s definitive proxy statement on Schedule 14A filed with the SEC on June 9, 2010 and marked to show changes from the corresponding sections in the Form 10-K/A, which we believe addresses the staff’s concerns as expressed in this Comment.

Comment No. 4:  We note your disclosure regarding the CEO Incentive Compensation Plan and Management Incentive Compensation Plan on pages 5 and 6 of the filing.  Please provide draft disclosure to be included in an amended Form 10-K which discusses the following information:

•	the “discretionary” and “individual” objectives referenced in the first and fifth paragraphs on page 6;
•	the level of achievement of each objective;
•	how such level of achievement translated into the awards made to each named executive officer on an individual basis;
•	the amount of the target incentive compensation pool and how such pool was adjusted at year-end to reflect the company’s performance in achieving its corporate objectives; and

•	any other factors considered by the committee that impacted the amount of incentive compensation awarded to the named executive officers.

Response No. 4:  Attached to this letter as Annex 2 is revised disclosure, taken from the Company’s definitive proxy statement filed with the SEC on June 9, 2010 and marked to show changes from the corresponding sections in the Form 10-K/A, which we believe addresses the staff’s concerns as expressed in this Comment.

Compensation Risk Assessment, page 7

Comment No. 5:  We note your disclosure in response to Item 402(s) of Regulation S-K on page 7 of the filing.  Please describe the process you undertook to reach your conclusion and provide an analysis supporting your determination that your compensation policies and practices are not reasonably likely to have a material adverse effect on the company.

Response No. 5:  The Company has advised us that, in order to determine whether risks arising from the Company’s compensation policies and practices for its employees are likely to have a material adverse effect on the Company, the Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”), with the assistance of its independent compensation consultant, carefully reviewed and analyzed each element of employee compensation and determined the following: (1) significant weighting toward long-term incentive compensation discourages short-term risk-taking, (2) goals are appropriately set to avoid undue reliance on targets that, if not achieved, could result in a large percentage loss of compensation, (3) incentive awards are capped by the Compensation Committee, (4) compensation decisions include subjective considerations, described in the Compensation Disclosure and Analysis, which limit the influence of formulas or objective factors on excessive risk-taking, and (5) as a development-stage biopharmaceutical company, the Company does not face the same level of risks associated with compensation for employees at financial services companies, such as those related to traders who deal in high-risk financial instruments.  In light of the foregoing, the Compensation Committee concluded that its analysis supported the conclusions described in the Form 10-K/A.

Employment Contracts and Termination of Employment and Change of Control Arrangements, page 14

Comment No. 6:  We note that you have filed a form of employment agreement as Exhibit 10.7 to the filing.  Please also file each named executive officer’s executed employment agreement as an exhibit to the filing.

Response No. 6:  As requested, the Company will file each named executive officer’s executed employment agreement as an exhibit to a further amendment to the Form 10-K.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the response set forth above is responsive to the Comment.  Please direct any questions or further comments regarding this filing to the undersigned at the number indicated above.

Sincerely,

/s/ Kimberly C. Petillo
Kimberly C. Petillo

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

VIA ELECTRONIC TRANSMISSION/BY HAND

cc:	Laura Crotty Christopher J. Margolin Geoffrey E. Liebmann

Annex 1

PART I

Item 1.	Business

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Royalties and Technology Licenses

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Technology Licenses

Below is a summary of certain proprietary technologies owned by us and available for licensing to other companies:

•
Antibody discovery technologies: XOMA uses human antibody phage display libraries in its discovery of therapeutic candidates, and we offer access to multiple libraries, including novel libraries developed internally, as part of our collaboration business. We believe that access to multiple libraries offers a number of benefits to XOMA and its partners, because it enables use of libraries best suited to the needs of a particular discovery project to increase the probability of technical and business success in finding rare and unique functional antibodies directed to targets of interest.

In 2009, we recognized $42.3 million in revenue related to the licensing of our antibody discovery technologies. In February of 2009, we expanded our existing collaboration with Takeda to provide Takeda with access to multiple antibody discovery technologies for a $29 million expansion fee, before taxes and other costs. In addition, in the second half of 2009, we entered into antibody discovery collaborations with Arana Therapeutics Limited, a wholly-owned subsidiary of Cephalon, Inc. (“Arana”), and The Chemo-Sero-Therapeutic Research Institute, a Japanese research foundation known as Kaketsuken, involving multiple proprietary XOMA antibody research and development technologies for fees of $6 million and $8 million, respectively. We may be entitled to future milestone payments and royalties on product sales related to the antibody discovery collaborations.

•
Bacterial Cell Expression: The production or expression of antibodies using bacteria is an enabling technology for the discovery and selection, as well as the development and manufacture, of recombinant protein pharmaceuticals, including diagnostic and therapeutic antibodies for commercial purposes. Genetically engineered bacteria are used in the recombinant expression of target proteins for biopharmaceutical research and development. Reasons include the relative simplicity of gene expression in bacteria as well as many years of experience culturing such species as E. coli in laboratories and manufacturing facilities. In support of our own biopharmaceutical development efforts, XOMA scientists have developed bacterial expression technologies for producing antibodies and other recombinant protein products.

We have granted over 50 licenses to biotechnology and pharmaceutical companies to use our patented and proprietary technologies relating to bacterial expression of recombinant pharmaceutical products. Bacterial antibody expression is also a key technology used in multiple systems for high-throughput screening of antibody domains. Expression of antibodies by phage display technology, for example, depends upon the expression and secretion of antibody domains from bacteria as properly folded, functional proteins.

Many licensees of our bacterial cell expression technology have developed, or are in the process of developing, antibodies for which we may be entitled to future milestone payments and royalties on product sales. Under the terms of our license agreement with Pfizer, signed in 2007, we received an up-front cash payment of $30 million and from 2008 through 2009 we received ~~four~~ milestone payments relating to four undisclosed product candidates, including a payment of $0.5 million for the initiation of a Phase 3 clinical trial. We ~~are~~may also be eligible for additional milestone~~, royalty and other fees~~ payments aggregating up to $4.9 million relating to these four product candidates and low single-digit royalties on future sales of all products subject to this license. In addition, we may receive potential milestone payments aggregating up to $1.7 million for each additional qualifying product candidate. Our right to milestone payments expires  on the later of the expiration of the last-to-expire licensed patent or the tenth anniversary of the effective date. Our right to royalties expires upon the expiration of the last-to-expire licensed patent.

Current licensees include but are not limited to the following companies:

Active Biotech AB	Crucell Holland B.V.	Novartis AG

Affimed Therapeutics AG	Dompe, s.p.a.	Pfizer, Inc.

Affitech AS	Dyax Corp.	Schering Corporation (now a subsidiary of Merck & Co., Inc.)

Alexion Pharmaceuticals, Inc.	E.I. duPont de Nemours and Company	Takeda Pharmaceutical Company Ltd.

Applied Molecular Evolution, Inc. (now a subsidiary of Eli Lilly and Company)	Eli Lilly and Company	The Medical Research Council

Avecia Limited	Genentech, Inc. (now a member of the Roche Group)	UCB S.A.

Aventis Pharma Deutschland GmbH (Hoechst) (now Sanofi-Aventis)	Invitrogen Corporation	Unilever plc

Bayer Healthcare AG	Merck & Co., Inc.	Verenium Corporation

BioInvent International AB	Mitsubishi Tanabe Pharma Corporation	Wyeth Pharmaceuticals Division (now a member of Pfizer, Inc.)

Centocor, Inc.	MorphoSys AG	ZymoGenetics, Inc.

These licenses are sometimes associated with broader agreements which may include expanded license rights, cell line development and process development.

•
Human Engineering™: Human Engineering™ is a proprietary technology that allows modification of non-human monoclonal antibodies to reduce or eliminate detectable immunogenicity and make them suitable for medical purposes in humans. The technology uses a unique method developed by us, based on analysis of the conserved structure-function relationships among antibodies. The method defines which residues in a non-human variable region are candidates to be modified. The result is a Human Engineered™ antibody with preserved antigen binding, structure and function, and with eliminated or greatly reduced immunogenicity. Human Engineering™ technology is used in development of XOMA 052 and certain other antibody products.

•
Targeted Affinity Enhancement™ (TAE): TAE is a proprietary technology involving the assessment and guided substitution of amino acids in antibody variable regions, enabling efficient optimization of antibody binding affinity and selectivity modulation. TAE generates a comprehensive map of the effects of amino acid mutations likely to impact binding. The technology is utilized by XOMA scientists and has been licensed to a number of our collaborators.

We also have access to certain intellectual property rights and services that augment our existing integrated antibody technology platform and development capabilities and further compress product development timelines. This broad antibody technology platform and expertise is available for building our antibody product pipeline as well as those of our collaborators.

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Financial and Legal Arrangements of Product Collaborations, Licensing and Other Arrangements

Current Agreements

Takeda

In November of 2006, we entered into a fully funded collaboration agreement with Takeda for therapeutic monoclonal antibody discovery and development. Under the agreement, we will discover and optimize therapeutic antibodies against multiple targets selected by Takeda. Takeda will make up-front, annual maintenance and milestone payments to us, fund our research and development and manufacturing activities for preclinical and early clinical studies and pay royalties on sales of products resulting from the collaboration. Takeda will be responsible for clinical trials and commercialization of drugs after an IND submission and is granted the right to manufacture once a product enters into Phase 2 clinical trials. In the fourth quarter of 2009, certain discovery and development programs under this collaboration were discontinued following analysis of the research data. This resulted in the recognition of $2.8 million of the remaining unamortized balance in deferred revenue pertaining to the discontinued programs.

Under the terms of this agreement, we may receive potential milestone payments aggregating up to $20.75 million relating to one undisclosed product candidate and low single-digit royalties on future sales of all products subject to this license. In addition, in the event Takeda were to develop additional future qualifying product candidates under the terms of our agreement, we would be eligible for potential milestone payments aggregating up to $20.75 million for each such qualifying product candidate. Our right to milestone payments expires on the later of the receipt of payment from  Takeda of the last amount to be paid under the agreement or the cessation of all research and development activities with respect to all program antibodies, collaboration targets and/or collaboration products. Our right to royalties expires on the later of 13.5 years from the first commercial sale of each royalty-bearing discovery product or the expiration of the last-to-expire licensed patent.

In February of 2009 we expanded our existing collaboration to provide Takeda with access to multiple antibody technologies, including a suite of research and development technologies and integrated information and data management systems. We received a $29 million expansion fee, of which $23.2 million was received in cash in February of 2009 and the remainder was withheld for payment to the Japanese taxing authority. After deducting $0.9 million in costs incurred through the third quarter of 2009 related to the agreement, we recognized $28.1 million in revenue in 2009. We may receive potential milestones ~~and~~of up to $3.25 million per discovery product candidate and low single-digit royalties on future sales of all antibody products ~~in the future~~subject to this license. Our right to milestone payments expires on the later of  the receipt of payment from Takeda of the last amount to be paid under the agreement or  the cessation of all research and development activities with respect to all program antibodies, collaboration targets and/or collaboration products. Our right to royalties expires on the later of 10 years from the first commercial sale of such royalty-bearing discovery product, or the expiration of the last-to-expire licensed patent.

Arana

In September of 2009, we entered into an antibody discovery collaboration with Arana, a wholly-owned subsidiary of Cephalon, Inc., involving multiple proprietary XOMA antibody research and development technologies, including a new antibody phage display library and a suite of integrated information and data management systems. Arana agreed to pay us a fee of $6 million, and we may be entitled to future milestone payments~~,~~ aggregating up to $3 million per product, and low single-digit royalties on product sales. Our right to milestone payments expires the later of the receipt of payment from Arana of the last amount to be paid under the agreement,  the cessation by Arana of the use of all research and development technologies or  the cessation by Arana of the exercise of the patent rights granted to them. Our right to royalties expires five years from the first commercial sale of each royalty-bearing product.

Kaketsuken

In October of 2009, we entered into an antibody discovery collaboration with Kaketsuken, a Japanese research foundation, involving multiple proprietary XOMA antibody research and development technologies, including a new antibody phage display library and a suite of integrated information and data management systems. Kaketsuken agreed to pay us a fee of $8 million, and we may be entitled to future milestone payments~~,~~ aggregating up to $0.2 million per product, and low single-digit royalties on product sales. Our right to milestone payments expires upon  the receipt of payment from Kaketsuken of the last amount to be paid pursuant to the agreement. Our right to royalties expires 15 years from the first commercial sale of each royalty-bearing discovery product.

NIAID

In March of 2005, we were awarded a $15 million competitive bid contract from NIAID to develop three anti-botulinum neurotoxin monoclonal antibodies. Under this contract, we created production cell lines using our proprietary antibody expression systems, built Master and Manufacturer’s Working Cell Banks, developed production processes and produced initial quantities of the three antibodies. The contract was performed over an 18-month period and was fully funded with federal funds from NIAID under Contract No. HHSN266200500004C. Final acceptance of the project was received in October of 2006.

In July of 2006, we were awarded a $16.3 million contract funded with federal funds from NIAID under Contract No. HHSN266200600008C/N01-Al-60008 to produce monoclonal antibodies for the treatment of botulism to protect United States citizens against the harmful effects of botulinum neurotoxins used in bioterrorism. Under this contract, we have created and produced an innovative injectable product comprised of three anti-type A botulinum neurotoxin monoclonal antibodies to support entry into Phase 1 human clinical trials. This work was substantially complete as of December 31, 2009.

In September of 2008, we were awarded a third contract for $65 million funded with federal funds from NIAID under Contract No. HHSN272200800028C to continue development of our anti-botulinum antibody product candidates, including XOMA 3AB and additional product candidates. As part of the contract, we will develop, evaluate and produce the clinical supplies to support an IND filing with the FDA and conduct preclinical studies required to support human clinical trials.

SRI International

In the third quarter of 2009, we began work on two biodefense subcontract awards from SRI International, including a $1.7 million award to develop novel antibody drugs against the virus that causes severe acute respiratory syndrome and a $2.2 million award to develop a novel antibody, known as F10, that has been shown to neutralize group 1 influenza A viruses, including the H1N1 and H5N1 strains. The subcontract awards are funded through NIAID.

Novartis

In November of 2008, we restructured our product development collaboration with Novartis, which involves six development programs including the HCD122 program. HCD122, which is a fully human anti-CD40 antagonist antibody intended as a treatment for B-cell mediated diseases, including malignancies and autoimmune diseases, is currently recruiting patients for a Phase 1/2 lymphoma trial. The antibody has a dual mechanism of action that involves inhibition of CD40-ligand mediated growth and survival while recruiting immune effector cells to kill CD40-expressing tumor cells through a process known as antibody-dependent cellular cytotoxicity (ADCC). CD40, a member of the tumor necrosis factor, or TNF, family of antigens, is a cell surface antigen expressed in B-cell malignancies and involved in a broad variety of immune and inflammatory responses.

Under the restructured agreement, Novartis made a payment to us of $6.2 million in cash; reduced our existing debt by $7.5 million; will fully fund all future research and development expenses; may pay potential milestones of up to $14 million and ~~double-digit~~ royalty rates ranging from 10% to 20% for two ongoing product programs, including HCD122; and has provided us with options to develop or receive royalties on four additional programs. In exchange, Novartis has control over the HCD122 program and the additional ongoing program, as well as the right to expand the development of these programs into additional indications outside of oncology. As part of the agreement, Novartis paid us for all project costs incurred after July 1, 2008. Our right to milestone payments expires at such time as no collaboration product or former collaboration product is being developed or commercialized anywhere in the world and no royalty-style payments on these products are due. Our right to royalty-style payments expires on the later of  the expiration of any licensed patent covering each product or  20 years from the launch of each product that is produced from a cell line provided to Merck/Schering-Plough by XOMA.

The collaboration between XOMA and Novartis (then Chiron Corporation) began in 2004 with the signing of an exclusive, worldwide, multi-product agreement to develop and commercialize multiple antibody products for the treatment of cancer. We shared expenses and revenue, generally on a 70-30 basis, with our share being 30 percent. Financial terms included initial payments to us in 2004 totaling $10 million and a note agreement, secured by our interest in the collaboration, to fund up to 75 percent of our share of expenses beginning in 2005. The secured note agreement with Novartis, which was executed in May of 2005, is due and payable in full in June of 2015. At December 31, 2009, the outstanding principal balance under this note agreement totaled $13.3 million and, pursuant to the terms of the arrangement as restructured in November of 2008, we will not make any additional borrowings on the Novartis note. In the first quarter of 2007, the mutual obligations of XOMA and Novartis to work together on an exclusive basis in oncology expired, except with respect to existing collaborative product development projects.

In December of 2008, we entered into a Manufacturing and Technology Transfer Agreement with Novartis, effective July 1, 2008. Under this agreement, XOMA was engaged by Novartis to perform research and development, process development, manufacturing and technology transfer activities with respect to the ongoing product programs now controlled by Novartis under the restructured product development collaboration. The work performed by XOMA under this agreement, which was fully funded by Novartis, was completed in the third quarter of 2009.

Merck/Schering-Plough

In May of 2006, we entered into a fully funded collaboration agreement with Merck/Schering-Plough for therapeutic monoclonal antibody discovery and development. Under the agreement, Merck/Schering-Plough will make up-front, annual maintenance and milestone payments to us, fund our research and development activities related to the agreement and pay royalties on sales of products resulting from the collaboration. During the collaboration, we will discover therapeutic antibodies against multiple targets selected by Merck/Schering-Plough using multiple human antibody phage display libraries, may optimize antibodies through affinity maturation or other protein engineering, may use our proprietary Human Engineering™ technology to humanize antibody candidates generated by hybridoma techniques, perform preclinical studies to support regulatory filings, develop cell lines and production processes and produce antibodies for initial clinical trials. Merck/Schering-Plough selected the first target at the inception of the agreement and, in December of 2006, exercised its right to initiate the additional discovery and development programs.

In the second quarter of 2009, we successfully completed the agreed-upon activities of certain programs under the collaboration and transferred these programs to Merck/Schering-Plough for continued development.  As a result, the number of discovery and development programs under this collaboration was reduced. This resulted in the recognition of $2.6 million in May of 2009 of the remaining unamortized balance in deferred revenue pertaining to these transferred programs. We may also be eligible for additional milestone payments aggregating up to $11.75 million relating to the undisclosed product candidates and low single-digit royalties on future sales of all products subject to this license. In addition, we may receive potential milestone payments aggregating up to $12.75 million for each additional qualifying licensed product candidate, if any. Our right to milestone payments expires upon the later of the expiration of the last-to-expire licensed patent, the expiration of the royalty term provided in the agreement or the cessation of all research and development activities with respect to all program antibodies, collaboration targets, and/or collaboration products. Our right to royalties expires 15 years from the first commercial sale of each royalty-bearing product.

Merck/Schering-Plough/AVEO Pharmaceuticals, Inc. (“AVEO”)

In April of 2006, we entered into an agreement with AVEO to utilize our Human Engineering™ technology to humanize AV-299, AVEO’s novel anti-HGF antibody, under which AVEO paid us an up-front license fee and development milestones. In addition, we will receive royalties on sales of products resulting from the agreement.

Under this agreement we created four Human Engineering™ versions of the original AV-299, all of which met design goals and from which AVEO selected one as its lead development candidate. In September of 2006, as a result of the successful humanization of AV-299, we entered into a second agreement with AVEO to manufacture and supply AV-299 in support of early clinical trials. Under the agreement, we created AV-299 production cell lines, conducted process and assay development, and performed Good Manufacturing Practices (“cGMP”) manufacturing activities. AVEO retains all development and commercialization rights to AV-299 and may be required to pay XOMA annual maintenance fees, additional development milestones ~~and royalties in the future~~payments aggregating up to $6.3 million and low single-digit royalties on product sales in the future. Our right to milestone payments expires upon full satisfaction of all financial obligations of AVEO pursuant to the agreement. Our right to royalties expires on the later of 15 years from the first commercial sale of each royalty-bearing product or the expiration of the last-to-expire licensed patent.

In April of 2007, Merck/Schering-Plough entered into a research, development and license agreement with AVEO concerning AV-299 and other anti-HGF molecules. In connection with the aforementioned license agreement, AVEO has assigned its entire right, title and interest in, to and under its manufacturing agreement with XOMA to Merck/Schering-Plough. Revenue related to this contract declined in 2009 as a result of our nearing the end of the contracted service arrangement.

UCB

Celltech Therapeutics Ltd., now UCB Celltech, a branch of UCB, utilized our bacterial cell expression technology under license in the development of CIMZIA® for the treatment of moderate-to-severe Crohn’s disease in adults who have not responded to conventional therapies and for the treatment of moderate-to-severe rheumatoid arthritis in adults. We are entitled to receive a low~~-~~ single -digit royalty on sales of CIMZIA® in countries where our bacterial cell expression technology is patented, which includes the U.S. and Canada, until the expiration of the last-to-expire licensed patent. CIMZIA® was approved by the FDA in April of 2008 for the treatment of Crohn’s disease and in May of 2009 for the treatment of rheumatoid arthritis. CIMZIA® was approved in Canada for the treatment of moderate-to-severe rheumatoid arthritis in adults in September of 2009.

Genentech

In April of 1996, we entered into a collaboration agreement with Genentech for the development of RAPTIVA®. In March of 2003, we entered into amended agreements which called for us to share in the development costs and called for Genentech to finance our share of development costs via a convertible subordinated loan. Under the loan agreement, upon FDA approval of the product, which occurred in October of 2003, we elected to pay $29.6 million of the development loan in convertible preference shares, which are convertible into approximately 3.8 million common shares at a price of $7.75 per common share.

In January of 2005, we restructured our arrangement with Genentech on RAPTIVA® under which we were entitled to receive mid-single -digit royalties on worldwide sales of RAPTIVA® in all indications. The previous cost and profit sharing arrangement for RAPTIVA® in the U.S. was discontinued and Genentech was responsible for all operating and development costs associated with the product. In the first half of 2009, RAPTIVA® was withdrawn from the commercial drug markets and royalties ceased.

Genentech utilized our bacterial cell expression technology under license in the development of LUCENTIS® for the treatment of neovascular wet age-related macular degeneration. LUCENTIS® was approved by the FDA in June of 2006 and in the European Union in January of 2007. We were entitled to receive a low-single -digit royalty on worldwide sales of LUCENTIS®. In the third quarter of 2009, we sold our LUCENTIS® royalty interest to Genentech for $25 million, including royalty revenue from the second quarter of 2009. We will not receive any further royalties from sales of LUCENTIS®.

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Annex 2

Compensation Discussion and Analysis

The primary objectives of the Company’s compensation program are to enable the Company to attract, motivate and retain outstanding individuals and align their success with that of the Company’s shareholders through the creation of shareholder value and achievement of strategic corporate objectives.  We attract and retain executives by benchmarking against peer companies in our industry to ensure that our compensation packages remain competitive.  This practice is discussed in greater detail below under the heading “Benchmarking.”  When creating an executive’s overall compensation package, the different elements of compensation are considered in light of the role the executive will play in our achieving near term and longer term goals as well as the compensation packages provided to similarly situated executives at peer companies.  We also tie short and long-term cash and equity rewards to the achievement of measurable corporate and individual performance criteria to create incentives that we believe enhance executive performance.  Such performance criteria vary depending on individual executives’ roles, but include value-adding achievements such as revenue generation, cost reduction, gains in production efficiency and timely completion of undertakings. None of our employees are covered by a pension plan or other similar benefit plan that provides for payments or other benefits at, following, or in connection with retirement.

Benchmarking

The Compensation Committee has the authority under its charter to engage the services of outside advisors, experts and others to assist the Compensation Committee.  In accordance with this authority, the Compensation Committee has retained the services of Compensia, an independent consulting firm that specializes in executive compensation consulting (the “Consultant”), to assist the Compensation Committee in evaluating the Company’s executive compensation program against the relevant market   and to review executive compensation changes.  The Consultant looked at base salary, incentive compensation, long-term share options and benefits.  No other services were provided by the Consultant.

The Consultant created a survey (the “Executive Compensation Survey”) which compared the Company’s executive pay levels to those of a peer group of 30 companies.  The peer group consisted of (1) core peers developed by targeting Phase II business and labor comparators with similar market capitalization and (2) aspirational peers generally representing Phase III and beyond comparators.  The companies that comprised the peer group are: Affymax, Alexza Pharmaceuticals, Allos Therapeutics, Altus Pharmaceuticals, Amicus Therapeutics, Ardea Biosciences, Arena Pharmaceuticals, Array BioPharma, Cell Genesys, Cerus, Cytokinetics, Cytori Therapeutics, Dyax, Geron, Human Genome Sciences, ImmunoGen, Immunomedics, Incyte, Infinity Pharmaceuticals, Lexicon Pharmaceuticals, Medarex, Metabasis Therapeutics, Micromet, Neurocrine Biosciences, Regeneron Pharmaceuticals, Rigel Pharmaceuticals, Sangamo Biosciences, Seattle Genetics, Sunesis Pharmaceuticals, and Trubion Pharmaceuticals.  In preparing the Executive Compensation Survey, the Compensation Committee has relied on the Consultant to conduct its own research, compile its own survey data and provide a summary of such data relevant to the Compensation Committee’s decisions with respect to setting executive compensation levels.

As noted above, the Compensation Committee considers various benchmarks (i.e., the 25th percentile, the 50th percentile and the 75th percentile) based on the Executive Compensation Survey and chooses a benchmark for a particular year based on the level it deems most appropriate for the Company.  For 2010, the Compensation Committee chose the 50th percentile as the benchmark.  This process is performed to ensure that total compensation is competitive within the industry and appropriate when certain levels of performance are achieved.  If, based on this evaluation, the Compensation Committee determines that the Company’s current compensation levels are not appropriate or tailored to our compensation objectives, then the Compensation Committee may adjust the applicable compensation levels and targets accordingly.

As part of the benchmarking process, the Compensation Committee recognizes the practical reality that job responsibilities of persons with similar titles may vary significantly from company to company, and that a person’s title is not necessarily descriptive of a person’s duties.  The Compensation Committee considers the scope and complexity of executive positions within the Executive Compensation Survey and compares these positions to the scope and complexity of our executive positions.  The result is an assessment of the compensation being paid to our executives in light of the compensation being paid to persons performing duties of similar scope and complexity at the companies participating in the Executive Compensation Survey.  The Compensation Committee uses this assessment to assist it in making decisions regarding appropriate compensation levels for our executive positions.  The underlying principle of the evaluation methodology is to focus on identifying those positions that have a scope and complexity of responsibilities that are comparable to those duties exercised by each of our particular executives.

Compensation Components

Base Salary .    The level of compensation paid to an officer is determined on the basis of the individual’s overall experience, responsibility, performance and compensation level in his or her prior position (for newly hired officers), the individual’s overall performance and compensation level at the Company during the prior year (for current employees), the compensation levels of peer companies (including the biotechnology companies listed above) and other labor markets in which the Company competes for employees, the performance of the Company’s Common Shares during the prior fiscal year and such other factors as may be appropriately considered by the Board, by the Compensation Committee and by management in making its proposals to the Compensation Committee.

At the time of the Company’s annual compensation review in early 2009, in light of economic conditions and in order to conserve the Company’s cash resources, management recommended, and the Board agreed, not to implement merit-based salary increases to the Company’s employees for 2009, even though the Company as a whole and many of its employees had performed to a level at which such increases would have been justified.  In order to enable the Company to provide compensation at levels competitive with those of other biotechnology companies, as well as retain employees with the capabilities necessary to advance key business objectives, in December 2009, management recommended and the Board agreed to implement salary increases for employees whose performance merited such an increase, retroactive to the beginning of the 2009 salary cycle.

Long-Term Incentive Program .    Long-term incentive compensation principally takes the form of incentive and non-qualified option grants pursuant to shareholder-approved equity-based compensation plans.  These grants are designed to promote the convergence of long-term interests between the Company’s key employees and its shareholders; specifically, the value of options granted will increase or decrease with the value of the Company’s Common Shares.  In this manner, key individuals are rewarded commensurately with increases in shareholder value.  These grants also typically include a 4-year vesting period to encourage continued employment.  The size of a particular option grant is determined based on the individual’s position and contribution to the Company.  For grants during 2009, the number of options granted were determined based on employee performance and perceived potential, the numbers of options granted to such individuals in the previous fiscal year, the aggregate number of options held by each such individual, the number of options granted to similarly situated individuals in the pharmaceutical and biotechnology industries, the price of the Company’s Common Shares relative to other companies in such industries and the resulting relative value of such options; although no specific measures of corporate performance were considered, the fact that no incentive compensation was awarded under the Company’s incentive compensation plans for 2008, notwithstanding that management had successfully achieved a percentage of the 2008 objectives under such plans in excess of the minimum required to make awards, was considered.

Historically, these grants have been made pursuant to the Company’s 1981 Share Option Plan (the “Option Plan”) and Restricted Share Plan (the “Restricted Plan”). In May of 2010, the Compensation Committee and the full Board adopted, subject to shareholder approval, a new equity-based compensation plan, the 2010 Long Term Incentive and Share Award Plan (the “Long Term Incentive Plan”). The Long Term Incentive Plan is intended to consolidate the Company’s long-term incentive compensation under a single plan, by replacing the Option Plan, the Restricted Plan and the 1992 Directors Share Option Plan (the “Directors Plan”) going forward, and to provide a more current set of terms pursuant to which to provide this type of compensation. The Long Term Incentive Plan is described in greater detail below under the heading “Description of Long Term Incentive Plan.”

Cash Bonus Plans.

CICP.     In 2004, the Compensation Committee, the Board and the shareholders approved the CEO Incentive Compensation Plan (the “CICP”) in order to make the Chief Executive Officer’s (“CEO”) compensation more commensurate with that of industry peers and because the Compensation Committee believed that it was not appropriate to include the CEO in the Management Incentive Compensation Plan given the CEO’s active role in administering that plan.

Only our CEO is eligible to participate in the CICP and, depending on his or her performance and that of the Company, earn incentive compensation. ~~The determination of the incentive compensation awarded for each fiscal year is as follows:  The target award opportunity for the CEO is set at 50% of his or her base salary.~~  As soon as practicable after the end of each fiscal year (the “Plan Period”), the Compensation Committee recommends to the Board and the Board determines whether and to what extent certain pre-established Company objectives ~~have been met.  For 2009, these objectives included the following: a year-end cash balance of a target amount; entering into new arrangements; advancing proprietary products; and maintaining effective financial and business controls (collectively, the “2009 Company Objectives”).~~ for that Plan Period (“Company Objectives”) have been met, each Company Objective having been assigned a percentage toward completion of the Company Objectives overall (each, a “Achievement Percentage”). For each Plan Period, unless 70% of the ~~objectives~~Company Objectives for that Plan Period have been met, no incentive compensation will be awarded. The Board retains considerable discretion both in determining the extent to which the Company Objectives are achieved and in considering additional factors which may influence its overall determinations.

The incentive compensation under the CICP is weighted based 70% on meeting Company ~~objectives~~Objectives and 30% based on discretionary objectives.  The award opportunity range for the CEO expressed as a percentage of his or her base salary is as follows:  minimum award opportunity—25%; target award opportunity—50%; and maximum award opportunity—75%.

The performance of the CEO is typically rated as soon as practicable following the conclusion of the Plan Period.  Distribution of incentive compensation is generally made in February or March of the succeeding year after the Plan Period.  The incentive awards granted under the CICP ~~in 2008 and thereafter~~ are payable ~~entirely~~ in cash.

~~In February of 2010, the Board determined that Mr. Engle had successfully achieved a percentage of the 2009 Company Objectives in excess of the 70% minimum required by the CICP in order to make an award thereunder.~~

MICP .    Certain employees are also compensated through the Management Incentive Compensation Plan (the “MICP”), in which officers (other than the CEO) and employees who have the title of Senior Director, Director or Manager, as well as certain additional discretionary participants chosen by the CEO, are eligible to participate.  Under the MICP, at the beginning of each ~~fiscal year~~Plan Period, the Board (with advice from the Compensation Committee) establishes a target incentive compensation pool, which is then adjusted at year-end to reflect the Company’s performance in achieving ~~its corporate objectives~~the Company Objectives.

After each ~~fiscal year~~Plan Period, the Board, based on the recommendation of the Compensation Committee, makes a determination as to the performance of the Company and MICP participants in meeting ~~corporate objectives~~the Company Objectives and individual objectives for that Plan Period, which are determined from time to time by the Board in its sole discretion ~~and which for 2009 included the 2009 Company Objectives.~~ . Awards to MICP participants vary depending upon the level of achievement of ~~corporate objectives~~the Company Objectives, the size of the incentive compensation pool and the MICP participants’ base salaries and performance during the ~~fiscal year~~Plan Period as well as their expected ongoing contribution to the Company.  The Company must meet a minimum percentage of ~~its corporate objectives~~the Company Objectives (currently 70%) for a particular Plan Period before any awards are made under the MICP~~.~~ for that Plan Period. The Board retains considerable discretion both in determining the extent to which the Company Objectives are achieved and in considering additional factors which may influence its overall determinations.

For officers, including the executive officers named in the “Summary Compensation Table” below other than Mr. Engle, the incentive compensation under the MICP is weighted based 50% on meeting Company Objectives and 50% based on individual and performance objectives. The target award for these officers as a percentage of base salary is 30%, with an award opportunity range of 15% to 45%. For other MICP participants, the incentive compensation is weighted based either 40% or 30% on meeting Company Objectives and either 60% or 70% based on individual and performance objectives. The award opportunities for these participants as a percentage of base salary range from a minimum of 5% to a maximum of 37.5%, depending on among other things the participants’ position within the Company.

The performance of the MICP participants is typically rated as soon as practicable following the conclusion of the Plan Period. Distribution of incentive compensation is generally made in February or March of the succeeding year after the Plan Period. Awards under the MICP ~~granted in 2008 and thereafter~~ are payable ~~entirely~~ in cash.

For 2009, 146 individuals were determined to be eligible to participate in the MICP, including all of the executive officers named in the “Summary Compensation Table” below other than Mr. Engle.  ~~In February of 2010, the Board determined that management had successfully achieved a percentage of the 2009 Company Objectives in excess of the 70% minimum required by the MICP in order to make awards thereunder.~~

BCP .    Employees who are not eligible to participate in the CICP or the MICP are also compensated through the Bonus Compensation Plan (the “BCP”).  Under the BCP, at the beginning of each ~~fiscal year~~Plan Period, the Board (with advice from the Compensation Committee) establishes a target incentive compensation pool, which is then adjusted at year-end to reflect the Company’s performance in achieving ~~its corporate objectives~~the Company Objectives.

After each ~~fiscal year~~Plan Period, the Board, based on the recommendation of the Compensation Committee, makes a determination as to the performance of the Company and BCP participants in meeting ~~corporate objectives~~the Company Objectives, which are determined from time to time by the Board in its sole discretion ~~and which for 2009 included the 2009 Company Objectives.~~ . Awards to BCP participants vary depending upon the level of achievement of ~~corporate objectives~~the Company Objectives, the size of the incentive compensation pool and the BCP participants’ base salaries.  The Company must meet a minimum percentage of ~~its corporate objectives~~the Company Objectives (currently 70%) before any awards are made under the BCP. Awards under the BCP ~~granted in 2008 and thereafter~~ are payable ~~entirely~~ in cash.

For 2009, 69 individuals were determined to be eligible to participate in the BCP.  ~~In February of 2010, the Board determined that the Company had successfully achieved a percentage of the 2009 Company Objectives in excess of the 70% minimum required by the BCP in order to make an award thereunder.~~

Company Objectives for 2009.     For 2009, the Compensation Committee recommended and the Board approved the following Company Objectives: (1) generate $20 to 25 million in cash in the first half of 2009, which was assigned a 40% Achievement Percentage, (2) enter into a significantly beneficial corporate partnership with respect to the Company’s lead product candidate, XOMA 052, by the end of 2009, which was assigned a 30% Achievement Percentage, (3) enter into technology licensing and/or collaboration transactions yielding at least a specified amount in upfront payments to the Company by the end of 2009, which was assigned a 15% Achievement Percentage, and (4) consolidate certain manufacturing operations, maintain certain manufacturing capacity and increase biodefense revenues, which was assigned a 15% Achievement Percentage. In February of 2010, the Board determined that the first such Company Objective had been exceeded, that the third and fourth such Company Objectives had been achieved and that the second such Company Objective had not been completed as of the end of 2009.

The Board, exercising its discretion, also took into account management’s performance in response to the severe adverse conditions and events affecting the Company in 2009, including general economic declines and market instability, the sudden withdrawal of RAPTIVA ® , in which the Company had a royalty interest, from the worldwide markets and the resulting threat of default under the Company’s loan from Goldman Sachs Specialty Holdings, Inc., which had been secured by such royalty interest, as well as other achievements during the Plan Period, including the removal of the “going concern” qualification from the opinion of the Company’s outside auditors regarding its 2008 financial statements, the sale of the Company’s royalty interest in LUCENTIS ® for $25 million, the Company’s successful organizational restructuring and certain aspects of its financial performance for the Plan Period. The Board also noted that, in the previous year, management had recommended, and the Board had determined, not to award bonuses under either the CICP or the MICP with respect to 2008 in light of economic conditions affecting the Company and in order to conserve its cash resources, notwithstanding that the Company had met a percentage of the Company Objectives for 2008 in excess of the minimum required. After evaluating the various facts and circumstances described above, the Board concluded that in excess of 100% of the Company Objectives had been achieved for the 2009 Plan Period.

The evaluation process and resulting determinations described above resulted in cash bonus payments under the CICP and the MICP to the executive officers named in the “Summary Compensation Table” below for 2009 as follows:

	Base Salary	Target Bonus Percentage	Target Bonus Amount	Actual Bonus Percentage	Actual Bonus Amount
Steven B. Engle	$540,750	50%	$270,375	48.5%	$262,267
Patrick J. Scannon M.D., Ph.D.	$389,340	30%	$116,802	31.8%	$123,811
Fred Kurland	$310,000	30%	$93,000	35.0%	$108,655
Christopher J. Margolin	$338,520	30%	$101,556	33.9%	$114,810
Charles C. Wells	$304,500	30%	$91,350	31.5%	$95,918

Other Compensation.     The Company maintains broad-based benefits and perquisites that are provided to all employees, including health insurance, life and disability insurance, vision and dental insurance, a 401(k) plan and temporary housing and other living expenses for relocated employees.  The Company also maintains an Employee Share Purchase Plan, designed to give employees an opportunity to purchase Common shares through payroll deductions, thereby encouraging employees to share in the economic growth and success of the Company.

Tax Treatment .    Section 162(m) of the Code generally limits the deductible amount of annual compensation paid to certain individual executive officers (i.e., the chief executive officer and the four other most highly compensated executive officers of the Company) to no more than $1 million.  However, qualifying performance-based compensation will be excluded from the $1 million cap on deductibility, and the Compensation Committee believes, based on information currently available, that the Company’s options issued to its executive officers qualify for this exclusion.  Considering the current executive officer compensation and the availability of deferral opportunities, the Compensation Committee and the Company believe that the Company will not be denied any significant tax deduction for 2009.  The Company and the Compensation Committee will continue to review tax consequences as well as other relevant considerations in connection with compensation decisions.